Exhibit 99.1

June 9, 2026

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Updates regarding the buyback of up to 60,00,00,000 (Sixty Crore) fully paid up Equity Shares of the Company of face value of ₹ 2/- (Rupees Two only) each at a price of ₹ 250/- (Rupees Two Hundred and Fifty Only) per Equity Share (“Buyback”)

Further to our letter dated May 25, 2026, we are enclosing herewith copy of the Letter of Offer and Tender Form in relation to the Buyback. The Letter of Offer and Tender Form will also be available on the website of the Company at https://www.wipro.com/investors/buy-back/.

This is for your information and records.

Thanking you,

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

ENCL: As above

Internal - General Use